Exhibit 21.1
List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization
Prothena Biosciences Limited (formerly Neotope Biosciences Limited)	Ireland
Prothena Therapeutics Limited (formerly Onclave Therapeutics Limited)	Ireland
Prothena Biosciences Inc	Delaware